Exhibit 99.2
1 Fighting Cancer with Precision Gammabody ™ Platform Corporate Presentation September 2022

2 Legal Disclosure: Forward - looking Statements This presentation contains forward - looking statements, including with respect to the company’s anticipated growth and clinical development plans, including the timing of clinical trials .. Words such as “anticipate,” “believe,” “could,” “will,” “may,” “expect,” “should,” “plan,” “intend,” “estimate,” “potential” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward - looking statements .. These forward - looking statements are based on LAVA’s expectations and assumptions as of the date of this presentation and are subject to various risks and uncertainties that may cause actual results to differ materially from these forward - looking statements .. Forward - looking statements contained in this presentation include, but are not limited to, statements about the preclinical data, clinical development and scope of clinical trials, and the potential use of our product candidates to treat various tumor targets .. Many factors, risks and uncertainties may cause differences between current expectations and actual results including, among other things, the timing and results of our research and development programs and preclinical and clinical trials, our ability to obtain regulatory approval for and commercialize our product candidates, our ability to leverage our initial programs to develop additional product candidates using our Gammabody ™ platform, and the failure of LAVA’s collaborators to support or advance collaborations or our product candidates .. The COVID - 19 pandemic may disrupt our business and that of the third parties on which we depend, including delaying or otherwise disrupting our clinical trials and preclinical studies, manufacturing and supply chain, or impairing employee productivity .. In addition, there may be adverse effects on our business condition and results from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine .. LAVA assumes no obligation to update any forward - looking statements contained herein to reflect any change in expectations, even as new information becomes available ..

Investment Highlights
Clinical-Stage Company Developing Bispecific Gamma Delta T Cell Engagers

Approach

- Gammabody™ Platform - Bispecific antibodies linking Vγ9Vδ2 T cells to tumor targets to leverage the unique anti-tumor potential of Vγ9Vδ2 T cells
- Strongly enhance tumor cell killing while retaining tumor specificity
- Advantages: Low risk for on-target/off-tumor toxicity, co-activation of suppressor T cells and cytokine release syndrome

Clinical Stage Company

- Two programs in Phase 1/2a trials, initial data released ASCO 2022, additional data read-outs later in 2022 and 2023

Team that Delivers

- First investigational products from product concept to clinical trial in 5 years

Well-funded

- $110.7M (Q2 2022) in cash and investments; cash runway greater than two years
- Collaborations with Janssen (J&J) and Seagen

© LAVA Therapeutics 2022
3

Differentiated Gammabody™ Pipeline in Hematologic & Solid Tumor Indications

Candidate	Target	Indication(s)	Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Milestones
LAVA-051	CD1d	MM CLL AML						• Phase 1 data 2Q 2022 (ASCO) • Additional data in 2H 2022/1H 2023
LAVA-1207	PSMA	mCRPC						• Phase 1 data Q1 2023 (ASCO GU) • Phase 2a expansion cohort data 1H 2023
LAVA-1223	EGFR	Solid Tumors			Seagen			• Licensed to Seagen Sept 2022
LAVA-1266	CD123	Hematologic Malignancies						• IND / CTA filing expected YE 2023
LAVA-1278	CD40	Hematologic Malignancies						
Janssen Biotech Collaboration	undisclosed		Janssen Pharmaceutical Companies of Johnson&Johnson					

■ Hematologic malignancy ■ Solid Tumor

MM: multiple myeloma
CLL: chronic lymphocytic leukemia
AML: acute myeloid leukemia
PSMA: prostate-specific membrane antigen
EGFR: epidermal growth factor receptor
mCRPC: metastatic castration-resistant prostate cancer

© LAVA Therapeutics 2022

4

Established Leadership with Proven Experience in Drug Discovery & Development



Steve Hurly, MSc, MBA
President & CEO

- 25+ years leadership experience in life sciences industry
- Former President & CEO, Sesen Bio, a NASDAQ-listed oncology biotech
- Veteran in strategic drug development
- 15+ years investment banking experience



Ton Adang, PhD
CDO

- Vast experience in drug development
- Former roles at Organon, Schering-Plough & Merck/MSD
- Leadership positions in Lead Discovery and Project Management (i.e., Merck's KEYTRUDA)



Amy Garabedian
General Counsel

- Extensive global, diversified legal and team building experience; 15+ years practicing law
- Most recently Associate General Counsel, Spark Therapeutics (Roche), serving as a strategic advisor for U.S. launch of first gene therapy
- Previously at Sandoz (Novartis) and Ballard Spahr LLP as business and transactional attorney



Paul Parren, PhD
EVP, Head of R&D

- Industry leader in antibody science and drug development
- Former Head of Preclinical Development & Research, Genmab
- Inventor of five marketed therapeutic antibodies, including a bispecific
- Vast experience inventing, developing therapeutic antibodies and technologies, including DARZALEX & DuoBody



Hans van der Vliet, MD, PhD
CSO

- Medical oncologist, professor at the Department of Medical Oncology, Amsterdam UMC
- Inventor of LAVA's gamma delta T cell engager platform
- Extensive experience as clinical investigator



Benjamin Winograd, MD, PhD
CMO

- Expertise in drug development programs in hematology and oncology, including several successful regulatory filings
- Former roles at Bristol-Myers Squibb, Pharmacia, Schering-Plough & Celgene
- Previous Head of Clinical R&D for Multiple Myeloma, Celgene

© LAVA Therapeutics 2022

5

6 Gamma Delta T Cells Uniquely suited for an anti - cancer T cell engager approach V  9V  2 T Cells

Vγ9Vδ2 T Cells are Uniquely Positioned to Leverage Innate & Adaptive Immunity


Innate Immunity
Adaptive Immunity
monocyte-macrophage
basophil
dendritic cell
eosinophil
granulocyte
Mast cell
NK cell
γδ T cell
NK T cell
Regulatory T cell
CD4 T cell
CD8 T cell
B cell
Cytotoxic T cell
antibodies
Plasma cell

Adapted from Dranoff G., Nature Rev. Cancer 2004; 4: 11-22

Vδ2 T cells

- **Natural ability to recognize and kill tumor cells**
- **Highly cytotoxic**
- **Largest γδ-T cell subset:** ~90-95% in peripheral blood
- Monomorphic TCR: Vδ2 preferentially pairs with Vγ9
- **Well-defined specificity:** phosphoantigen-BTN2A1/3A1 complex
- Consistent **proinflammatory cytotoxic** effector T cell population
- Unique **antigen presenting ability – potential for durable response**
- **Positive association** with outcome **in cancer** patients

Vγ9Vδ2 T cells are an abundant, homogeneous effector cell population associated with positive outcomes in cancer patients

Yeung MM, et al. Gut 2000; 47:215
Kimura Y, et al. Cancer Sci 2016; 107:1206
Lo Presti, et al, Front Immunol 2014; 5:1
Pang DJ, et al. Immunology 2012; 136:283
Adams EJ, et al. Cell Immunol 2015; 296:31
Siegers GM, et al. Mol Ther 2014; 22:1416
Wu P, et al. Immunity 2014;40:785
Adams EJ, et al. Annu Rev Immunol 2013; 31:529
Lo Presti E, et al. Cancer Immunol Res 2017; 5:397

© LAVA Therapeutics 2022

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γδ T Cells Present in Many Cancers & Correlated With Favorable Prognosis

Global Prognostics Associations for 22 Leukocyte Types Across 25 Cancers



N=5,782 Tumors
Favorable
Adverse
Leukocytes Ranked By Survival
γδ T cells
Tfh cells
CD8 T cells
MCs-
CD4 memory T cells+
DCs-
Naive B cells
PCs
CD4 naive T cells
M1-Mφs
NK cells+
T_{reg} cells
Monos
CD4 memory T cells-
DCs+
NK cells-
Memory B cells
M0-Mφs
M2-Mφs
MCs+
Eos
PMNs
Q<0.25
0
1
2
3
4
Unweighted [meta-2]

Adapted from Gentles A et al, Nature Medicine 2015; 21:938-945

Abundance of Tumor-Infiltrating Vg9Vd2 T Cells



Hematological Malignancies
Solid Tumors
γδ (Abundance)
100
10
1
0.1
CML
* prostate
* AML
ALL
B-ALL
T-ALL
* esophagus
cervix
* H&N
lung LCC
* CLL
ALCL
lung SCC
lung adenocarcinoma
pancreas
* colorectal
pilocytic astrocytoma
breast
bladder
uterus
thyroid
kidney chromophobe
sarcoma
liver
stomach
low grade glioma
endometrium
glioblastoma
melanoma primary
kidney pap & cc
ovary
kidney oncocytoma
melanoma metastasis
PNET
ependymoma
medulloblastoma
Ewing sarcoma

* *In vivo/ex vivo* data generated using Lava's **γδ**–bsTCEs

Adapted from Tosolini M et al. Oncoimmunology 2017; 6, e1284723

γδ T cells indicate highest correlation with favorable outcome among all leukocyte subsets analyzed

Vγ9Vδ2 T cells are present across a wide array of hematological and solid malignancies

© LAVA Therapeutics 2022

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9 LAVA’s Proprietary Gammabody ™ Platform Bispecific Gamma Delta T Cell Engagers

Systemic Activation of $V\gamma9V\delta2$ T Cells Showed Promise ex vivo activation
Tumor
cell transfer therapy
isolation of γδ T cells

***in vivo* activation**

- Systemic activation and proliferation via treatment with $V\gamma9V\delta2$ T cell-based therapy (synthetic phosphoantigens (BrHPP) / aminobisphosphonates ± low-dose IL-2)



Pre-Treatment
Post-Treatment
Lung metastases of RCC; adoptive transfer
Lymphoma; NBP / IL-2

- Clinical trials with *in/ex vivo* activation protocols showed promising objective responses and safety
- No signs of cytokine release syndrome (CRS) as a result of $V\gamma9V\delta2$ T cell activation

Early attempts with $V\gamma9V\delta2$ T cell-based therapy showed promise, but efficacy may have been limited by systemic, non-tumor specific activation of $V\gamma9V\delta2$ T cells and exhaustion

Kobayashi H et al., Cancer Immunol Immunother 2011; 60: 1075-1084
Wilhelm M et al., Blood 2003; 102: 200-206

© LAVA Therapeutics 2022

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Off-the-Shelf Gammabody™ Platform: Enhances Innate Tumor Recognition by Directing Vγ9Vδ2 T Cells to the Cancer Cells

Natural Activation Mechanism

1. Vγ9Vδ2 T cells recognize stress signals – TCR interacts with pAg-butyrophilin complex



Vγ9Vδ2 T cell
Vγ9Vδ2 TCR
butyrophilin
pAg
Tumor cell

Gammabody™ Provides Tumor Recognition to Trigger Vγ9Vδ2 T Cell-Mediated Immunity

1. Conditionally activate Vγ9Vδ2 T cells upon crosslinking with tumor associated antigen (TAA)
2. Retains recognition of natural stress signals



Vγ9Vδ2 T cell
Vγ9Vδ2 TCR
Gammabody™
TAA
butyrophilin
Tumor cell
pAg

LAVA's Gammabody™ adds tumor antigen-specific recognition, while retaining stress signal recognition, to target and activate Vγ9Vδ2 T cells to induce both direct tumor cell killing and orchestrate an immunological cascade of anti-cancer responses

© LAVA Therapeutics 2022
11

Cascade Response – Potential Translation to Favorable Therapeutic Window



POTENT KILLING
EC50 in the low picomolar range
EXPANSION
BROAD IMMUNE ACTIVATION
NK
B
ANTIGEN PRESENTATION
OVERALL SURVIVAL
1.0
0.8
0.6
0.4
0.2
0.0
5
10
15
20
25
30

In addition to direct tumor cell killing, Vγ9Vδ2 T cells have the potential to orchestrate an immunological cascade response that includes activation of innate and adaptive immune cells in the tumor microenvironment

Efficacy:

- Potent killing of cancer cells (EC_{50}s in the low picomolar range)
- No co-activation of immune-suppressive Tregs which dampen antitumor efficacy of cytotoxic T cells
- Orchestrate innate and adaptive immune responses, potentially resulting in potent and durable responses
- Activity against hematologic malignancies and solid tumors, including immunologically “cold” tumors
- Potential for expansion of Vγ9Vδ2 T cells can result in an increased number of anti-tumor Vγ9Vδ2 T cells in the tumor

Safety:

- Conditional activation with high accuracy
- Greatly reduced potential for cytokine release syndrome (CRS); No evidence of CRS in NHP studies

Adapted from Dranoff G, Nature Rev Cancer 2004; 4: 11-22
Kabelitz D et al., Cell Mol Immunol 2020; 17: 925–939

© LAVA Therapeutics 2022

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Potent Killing of Cancer Cells in Preclinical Models

Highly Potent



EGFR Gammabody™- Induced Cytotoxicity
A431 cytotoxicity (%)
EC50=8 pM
Gammabody™ concentration (pM)

Durable



Sustained EGFR Gammabody™- Mediated Killing of Tumor Cells by Vγ9Vδ2 T Cells
A431 cytotoxicity (%)
EGFR Gammabody™ 24h
EGFR Gammabody™ 48h
EGFR Gammabody™ 72h
ctrl Gammabody™ 72 h
Gammabody™ concentration (log10 pM)

Dose Dependent and Serial Killing



CD1d Gammabody™ Triggers Lysis of CCRF-CEM Tumor Cells
Relative % live target cells
1:1
1:10
1:100
Gammabody™ concentration (Log nM)

Conditional Activation



Killing of Primary Colorectal Cancer Cells by EGFR Gammabody™
Lysis of patient CRC cells (%)
tumor I (RASmt)
tumor II (BRAFmt)
tumor III (wt)
** p < 0.01
NBP: aminobisphosphonate
CRC cells only
no VHH
+ NBP
+ EGFR ctrl
+ γδ TCR ctrl
+ EGFR Gammabody™
CRC + Vγ9Vδ2-T cells

de Bruin RC et al., OncoImmunology 2017; 7: e1375641, right bottom
Data on file: LAVA Therapeutics N.V., top row and left bottom

© LAVA Therapeutics 2022

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Expansion & Cascade Response Without Treg Activation in Preclinical Models

Expansion	Cascade Response	No Treg Activation



Gammabody™ - Mediated
Expansion of Vγ9Vδ2 T Cells
γδ T cell expansion
no bsTCE
CD1d Gammabody™
CD40 Gammabody™
0 Days
4 Days
7 Days



PBMC
+ tumor
+ tumor + EGFR Gammabody™
N=4; *: p<0.05, **: p<0.01
CD25 expression (%)
0.17
Vγ9Vδ2 T cells
CD4+ T cells
CD8+ T cells
CD56dimCD16+ NK cells
CD56+CD16- NK cells



Activation of regulatory T cells
CD69 expression (%)
*: p<0.05
**: p<0.01
A431 + - + + + + +
Treg - + + + + + +
EGFR-CD3 TCE - - - - - 1 50 nM
EGFR Gammabody™ - - - 1 50 - - nM

Gammabody™ can induce robust gamma delta T cell expansion and can amplify the anti-tumor immune response via downstream activation of other immune cells while avoiding co-activation of immunosuppressive T cells such as Tregs

Data on file: LAVA Therapeutics N.V.

© LAVA Therapeutics 2022

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Gammabody™ Can Selectively Kill Cancer Cells While Sparing Healthy Cells in Hematologic Malignancy and Solid Tumor models

CD20 Gammabody™ Mediated Killing



CD20 gamma-delta bsTCE
Killing of target cells (%)
100
80
60
40
20
0
0
10^{-5}
10^{-3}
10^{-1}
10^{1}
10^{3}
10^{5}
10^{7}
[LAVA compound] (log pM)
C1R tumor cells
B cells
C1R tumor cells only
B cells only
C1R tumor cells + γδ-T cells only
EC50 C1R tumor cells = 0.043 pM

- 2:1 ratio (γδ T cells : Target cells)
- Similar CD20 expression levels on C1R neo and B-cells

PSMA Gammabody™ Mediated Killing



***
% living cells
100
75
50
25
0
Prostate Cancer
Normal Prostate
Medium
+ PSMA Gammabody™
+ Vγ9Vδ2 T cells
+ Vγ9Vδ2 T cells
+ PSMA Gammabody™
****
p<0.001

Preferential killing of cancer versus healthy cells demonstrated *in vitro* and *ex vivo*; may prevent on-target/off-tumor mediated toxicity and allow for targeting of widely expressed tumor associated antigens

Data on file: LAVA Therapeutics N.V.

© LAVA Therapeutics 2022

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Fully Cross-Reactive $\gamma\delta$ bsTCEs are Well-Tolerated in Non-Human Primates

CD1d-, CD20-targeting surrogate Gammabody™ (without Fc) were dosed up to 10 mg/kg (4 hr infusion, 4 doses, every 2 days) and biweekly at 1 mg/kg for 1 month

EGFR-targeting surrogate Gammabody™ (without Fc) was dosed up to 10 mg/kg (4 hr infusion, 4 doses, every 2 days)

EGFR-targeting surrogate Gammabody™ (Fc-containing) was dosed up to 23 mg/kg (0.5 hr infusion, 4 weekly doses)

- Mild to no clinical signs of toxicity
- Low cytokine spike, which did not result in CRS
- No clinical chemistry abnormalities
- No histopathological abnormalities
- Gammabody™ detectable on peripheral blood and lymph node gamma delta T cells

NHP data support the potential benign safety profile of LAVA's Gammabody™ platform

Data on file: LAVA Therapeutics N.V.

© LAVA Therapeutics 2022

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17 LAVA - 051 Activates  T Cells and iNKT Cells by Targeting CD1d for the Treatment of CLL, MM & AML

LAVA-051: First-in-Class Gammabody™ Targeting CD1d

- Principal Mechanism of Action (MoA): Targets and activates Vγ9Vδ2 T cells in the presence of CD1d-expressing tumor cells
- Secondary MoA: Activates iNKT cells against CD1d-expressing tumor cells
  - Direct cytotoxicity against CD1d-positive tumor cells
  - Promotes the cytotoxic activity of Vγ9Vδ2 T cells and iNKT cells
- Enrollment underway in Phase 1/2a clinical trial
  - MM, CLL, and, at higher dose levels, AML
  - Initial data disclosed ASCO 2022
  - Additional data expected in 4Q 2022
- Potential accelerated approval pathways available



Tumor Cell
CD1d
β_2m
iNKT TCR
γδ TCR
Vγ9Vδ2 T Cell
iNKT Cell

© LAVA Therapeutics 2022

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19 LAVA - 051: Targeting CD1d for Hematological Cancers CD1d is expressed on tumors cells in a high proportion of patients with CLL, MM & AML CD1d expression (MF index) Isotype Isotype Isotype 0.5 1 2 4 8 16 32 64 128 N=39 N=51 N=85 AML MM CLL © LAVA Therapeutics 2022 Data on file: LAVA Therapeutics N.V.

20 CLL AND MM AML (highest dose levels only) Optional adjustments: • Dosing frequency • Dose level • # cohorts CLL (n=20) MM (n=20) Twice - weekly dosing AML (n=20) LAVA - 051 Phase 1/2a Initiated in Hematological Malignancies Phase 1 first 4 cohorts dose escalation data presented at ASCO 2022; Additional data is expected in 4Q 2022; Dose Escalation Dose Expansion Recommended expansion dose/schedule n = estimated number of patients per indication Goal: Determine preliminary level of activity per disease Goal: Determine recommended dose and schedule based on optimal biological dose or maximum tolerated dose (MTD) © LAVA Therapeutics 2022

LAVA-051 Phase 1/2a: Extensive Biomarker Analysis



Biomarker analysis to validate whether LAVA's Gammabody™ platform performs in humans as predicted based on preclinical data

<table>
<tr><td rowspan="5">Pharmacodynamics</td><td colspan="2">Cytokines (IL-1β, IL-2, IL-6, IL-8, TNF-α, IFN-γ, GM-CSF)</td></tr>
<tr><td colspan="2">Binding of LAVA-051:
Vγ9Vδ2-T cells | CD1d positive tumor cells</td></tr>
<tr><td colspan="2">Activation status & frequency:
Vγ9Vδ2-T cells | iNKT cells</td></tr>
<tr><td colspan="2">Induction of activation of Vγ9Vδ2-T cells ex vivo when exposed to CD1d (functional assay)</td></tr>
<tr><td colspan="2">Immune-monitoring (frequency and activation status of B cells, T cell subsets, NK cells, monocytes, dendritic cells)</td></tr>
<tr><td>Disease assessments</td><td>Tumor-defining markers/CD1d/BTN3A</td><td>- MM (peripheral blood, urine, CT scan, bone marrow biopsy)
- CLL (peripheral blood, CT scan, bone marrow biopsy)
- AML (peripheral blood, bone marrow biopsy)</td></tr>
<tr><td>Safety</td><td colspan="2">Chemistry / hematology / urine</td></tr>
<tr><td>Pharmacokinetics</td><td colspan="2"></td></tr>
<tr><td>Anti-Drug Antibodies</td><td colspan="2"></td></tr>
</table>

© LAVA Therapeutics 2022

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22 LAVA - 051 - Patient characteristics and time on treatment MM/CLL 3/3 Male/Female 5/1 Median age (range) 66 (60 - 75) Prior therapies, median (range) – MM/CLL 5 (4 - 6) 4 (3 - 5) DLT period PD PD PD PD COVID COVID © LAVA Therapeutics 2022

LAVA-051 - Adverse events

Cycle 1 Worst grade per patient TEAE Grade ≥2									
	0.45 µg (N=1)		3 µg (N=1)		15 µg (N=1)		45 µg (N=3)		Total (N=6)
AE \ Relatedness	NS	S	NS	S	NS	S	NS	S	
Bone pain							1		1
Cancer pain	1								1
Contrast media allergy							1		1
Decreased appetite							1		1
Diarrhea							1		1
Drug hypersensitivity					1[A]				1
Dyspnea exertional							1		1
Fatigue							1		1
Hypercalcemia							1[C]		1
Hypoalbuminemia							1		1
Hypokalemia							1[C]		1
Hypomagnesemia							1[C]		1
Hypophosphatemia							1[C]		1
Infusion related reaction								1[E]	1
Lumbar vertebral fracture							1		1
Motor dysfunction							1		1
Neutropenia							1	1[D]	2
Pain in extremity							1		1
Pyrexia						1[B]			1
Rhinitis							1		1

- Overall well tolerated
- No CRS
- No ICANS
- No DLTs

NS = not suspected; S = suspected

A: Drug hypersensitivity Gr3 reported for CLL patient to allopurinol administered as TLS prophylaxis; allergy to allopurinol confirmed through repeat occurrence to single agent prophylaxis.

B: Fever Gr2 reported for CLL patient in conjunction with 'tumor flare'.

C: Diverse electrolyte imbalances reported for MM patient: hypercalcemia Gr3 and hypomagnesemia Gr2 reported 2 days following 1st treatment - discontinuation of calcium carbonate and colecalciferol, all resolved; hypophosphatemia Gr2 reported 14 days following 1st treatment - all resolved; hypokalemia Gr2 reported 21 days following 1st treatment - resolved.

D: Neutropenia Gr3 reported for MM patient 14 days following first treatment - readily resolved with one dose of pegfilgrastim.

E: Infusion related reaction Gr2 within 15 minutes of end of infusion; no reappearance during following infusions administered following clemastine and paracetamol prophylaxis.

Data cut-off date of presented data was 2 May 2022

© LAVA Therapeutics 2022

23

24 LAVA - 051 - Pharmacodynamics • V  9 V  2 T cell activation markers (CD 25 and CD 69 ) consistently upregulated following dosing, in each dose cohort • Maximum measured V  9 V  2 T cell receptor occupancy (RO) increased with higher dose cohorts • iNKT cell activation was assessable, and observed, in one patient (cohort 2 ) • No significant increase in the CRS - related cytokine IL - 6 = dosing = missed dose Dose/ patient ID V  9 V  2 T cell frequency (% of CD3+) % CD25+ V  9 V  2 - T cells Baseline Post - dosing (range) Baseline Post - dosing (max) 0.45  g/03 - 001 0.00 ND ND ND 3  g/02 - 001 0.51 0.31 - 0.74 18.2 51.5 15  g/02 - 002 1.46 0.02 - 1.08 0.9 7.9 45  g/03 - 003 0.41 0 - 0.42 15.2 35.6 45  g/01 - 001 0.45 0 - 0.10 12.5 55.6 45  g/02 - 003 0.05 0 - 0.07 0 50.0 © LAVA Therapeutics 2022

25 LAVA - 051 – Potential signs of activity 0 25 50 75 100 125 0.01 0.1 1 Treatment days Cell count (x10 9 /L) Lymphocytes Clonal B cells R/R = Relapsed/Refractory; iwCLL = international workshop on C hronic Lymphocytic L eukemia. Permission for photo obtained. MM • High risk MM patient ( 45  g) • 4 prior lines of therapy within 6 years from diagnosis : – Bortezomib, Cyclo , Dex → auto HSCT – Carfilzomib, Lenalidomide, Dex – Pomalidomide, Dex – Daratumumab, Dex • Refractory to last 3 lines of treatment • 23 % reduction in M - protein • Patient stopped due to COVID CLL • Patient with R/R CLL ( 15  g) : temporary enlargement and tenderness of several involved lymph nodes accompanied by grade 2 fever during Cycle 1 ; resembled a tumor - flare reaction • Other causes of enlargement of involved LNs ruled out • Patient assessed as having stable disease per iwCLL criteria (2018) • Percent of clonal B cells in peripheral blood decreased from 41 .. 8 % at baseline to 8 .. 9 % at the start of Cycle 4 • Patient stopped after Cycle 5 due to COVID © LAVA Therapeutics 2022

Conclusions

- LAVA-051 is the first of a novel class of bispecific $\gamma\delta$ T cell engagers with expected broad therapeutic window
  - Bispecific single domain antibody engaging CD1d and $V\delta2$-TCR chain of $V\gamma9V\delta2$-T cells to mediate potent killing
  - Low potential for CRS observed in preclinical models and clinical setting when $V\gamma9V\delta2$-T cells are activated
- LAVA-051 has safely reached 100x the starting dose in CLL and MM
  - No CRS and no ICANS (ASTCT)
  - No significant increase in the CRS-related cytokine IL-6
  - Most observed AEs have not been suspected to be related
  - No DLTs
- No ADA's detected to date
- Predictable and linear pharmacokinetics
- PD parameters reflect changes as expected per MoA
  - $V\gamma9V\delta2$-T cell activation markers (CD25 and CD69) were consistently upregulated following dosing, in each dose cohort.
  - Maximum measured $V\gamma9V\delta2$-T cell receptor occupancy increased with higher dose cohorts
  - iNKT cell activation was assessable, and observed, in one patient (cohort 2)
- Preliminary signs of clinical activity in a CLL patient and MM patient
- Trial continuing, including US sites (IND cleared) and evaluation of s.c. dosing

ASTCT = American Society for Transplantation and Cellular Therapy
DLT = Dose Limiting Toxicity

ICANS = Immune Effector Cell Associated Neurotoxicity Syndrome
ADA = Anti-Drug Antibody; MoA = Mechanism of Action

© LAVA Therapeutics 2022

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27 LAVA - 1207 Activates  T Cells by Targeting PSMA for the Treatment of mCRPC

LAVA-1207: Targeting PSMA for Prostate Cancer

- Specifically targets and mediates activation of Vγ9Vδ2 T cells against PSMA-expressing tumor cells
- PSMA is a well-validated tumor target
  - Mediates PSMA-dependent activation of Vγ9Vδ2 T cells resulting in potent killing of PSMA-positive tumor cells
- Fc added to extend half life, silenced to avoid Fc-mediated effector functions
- Pre-clinical data support MoA, anti-cancer activity & selectivity
- Phase 1/2a trial advancing; patient recruitment ongoing
  - Metastatic castration-resistant prostate cancer (mCRPC)
  - Initial Phase 1 data expected in 4Q 2022


PSMA+ tumor cells
LAVA-1207
VHH-Fc ~80kD
Vγ9Vδ2 T cells

© LAVA Therapeutics 2022

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29 LAVA - 1207 Phase 1/2a in Metastatic Castration - Resistant Prostate Cancer ( mCRPC ) Therapy Refractory mCRPC Optional Adjustments: • Dosing frequency • Dose level • # cohorts Therapy Refractory mCRPC (n=30) Dosing: Every 2 Weeks LAVA - 1207 Phase 1/2a Initiated; Patient Recruitment Underway Dose Escalation Dose Expansion Recommended expansion dose / schedule Goal: Determine preliminary level of activity Goal: Determine recommended dose and schedule based on MTD or optimal biological dose © LAVA Therapeutics 2022

30 Key Preclinical Programs

31 Potential for LAVA - 1223 Across a Number of EGFR - Expressing Solid Tumors Data on file: LAVA Therapeutics N.V. and Janssen Biotech Inc. 0 20 40 60 80 100 Bladder Breast Colon Glioma Head & Neck NSCLC Ovarian Pancreatic RCC Percentage overexpression range EGFR Expression by Tumor Type (Range) Sustained EGFR Gammabody ™ Mediated Killing of Tumor Cells by V  9V  2 T Cells EGFR Gammabody ™ Concentration (Log10 pM ) © LAVA Therapeutics 2022

32 LAVA - 1266 Shows Promise for Hematological Malignancies 0.01 0.1 1 10 100 1000 0 20 40 60 80 100 CD123 Gammabody TM Concentration [pM] Specific cell death of primary AML cells (%) EC50 ~ 8 pM 0.01 0.1 1 10 100 1000 0 20 40 60 80 100 CD123 Gammabody TM Concentration [pM] THP-1 cell line cytotoxicity (%) EC50 ~ 3 pM Potent L ysis of AML Cell L ine and P rimary AML Cells by CD123 Gammabody ™ CD123 is Overexpressed in a Wide Range of Hematological Malignancies • AML • B - ALL • Hairy cell leukemia • Hodgkin lymphoma • Blastic plasmacytoid dendritic cell neoplasm • B - cell chronic lymphoproliferative disorders • MDS CD123 expression FSC CD123 expression on AML cells © LAVA Therapeutics 2022 Data on file: LAVA Therapeutics N.V.

33 Milestones

34 • 3L+ mCRPC pts • Adoptive FIH study design, dose escalation • Key data: Safety, initial anti - tumor activity, estimation of therapeutic window • Initial study in relapsed/refractory MM, CLL; relapsed/refractory AML added at biological relevant dose(s) • Adoptive FIH study design, dose escalation • Key data: Safety, initial anti - tumor activity, estimation of therapeutic window 2H22 1H22 Two Lead Programs in Clinic with Near - Term Milestones Cash runway greater than two years Phase 1: Initial Dose Escalation in 4Q 2022 1H23 Additional clinical data in 4Q 2022 Additional clinical data 2H 2023 LAVA - 051 (CD1d) LAVA - 1207 (PSMA) Phase 1 Dose Escalation (ASCO) © LAVA Therapeutics 2022

35 Corporate Presentation September 2022